SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

03 OCT -1 AM 7:21

03032419

29 September 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of the announcement dated 26 September 2003 of our Company as published in the South China Morning Post in Hong Kong on 29 September 2003 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.ir.shangri-la.com

INTERIM DIVIDEND OF HK$0.06 PER SHARE FOR THE YEAR ENDING 31 DECEMBER 2003 – MARKET VALUE OF INTERIM SCRIP DIVIDEND SHARES

This announcement is to advise the shareholders of the Company who are entitled to receive the 2003 Interim Dividend the following information regarding the 2003 Interim Scrip Dividend Scheme:

a. how the interim scrip dividend entitlements are derived;
b further details with respect to the election for the Interim Scrip Dividend Shares; and
c. the despatch of dividend warrants and/or share certificates.

The 2003 Interim Scrip Dividend Scheme will be implemented according to the following expected timetable:

1. Record Date .... Friday, 19 September 2003
2. Five trading days fixed for calculating the average closing price .... Monday, 22 September 2003 to Friday, 26 September 2003
3. Date of despatch of circulars together with forms of election to shareholders .... On or about Friday, 3 October 2003
4. Last day for returning forms of election .... 4:00 p.m. Friday, 31 October 2003
5. Date of despatch of dividend warrants and/or share certificates to shareholders .... On or about Tuesday, 18 November 2003

The market value of a new Share to be allotted pursuant to the 2003 Interim Scrip Dividend Scheme has been set at **HK$6.88**.

INTRODUCTION

On Friday, 22 August 2003, the Directors declared the 2003 Interim Dividend. Entitled shareholders of the Company may elect to receive such dividend wholly or partly by allotment of the Interim Scrip Dividend Shares. The shareholders of the Company whose registered addresses are outside Hong Kong or Singapore will not be permitted to participate in the 2003 Interim Scrip Dividend Scheme.

MARKET VALUE OF INTERIM SCRIP DIVIDEND SHARES

The market value of the Interim Scrip Dividend Shares has been set at **HK$6.88** per Share, which is equivalent to the average of the closing prices of Shares quoted on HKSE for the five consecutive trading days from Monday, 22 September 2003 to Friday, 26 September 2003 (both days inclusive).

CALCULATION OF THE NUMBER OF INTERIM SCRIP DIVIDEND SHARES

The number of Interim Scrip Dividend Shares that electing shareholders of the Company will receive will be calculated as follows:

$$\text{Number of Interim Scrip Dividend Shares to be received} = \text{Number of Shares held on the Record Date for which interim scrip dividend election is made} \times \frac{\text{HK\$0.06}}{\text{HK\$6.88}}$$

The number of Interim Scrip Dividend Shares to be received will be rounded down to the nearest whole number thereof. Fractions of Shares will be disregarded and will not be allotted to the electing shareholders of the Company. The Interim Scrip Dividend Shares will rank pari passu in all respects with the existing issued Shares of the Company except that they shall not rank for the 2003 Interim Dividend.

DESPATCH OF CIRCULARS AND FORMS OF ELECTION

A circular giving details of the 2003 Interim Scrip Dividend Scheme together with the relevant form of election for the Interim Scrip Dividend Shares, if applicable, will be sent to the shareholders of the Company on or about Friday, 3 October 2003.

DEADLINE FOR RETURNING FORMS OF ELECTION

Entitled shareholders of the Company who wish to elect to receive the 2003 Interim Dividend wholly in Interim Scrip Dividend Shares, or partly in Interim Scrip Dividend Shares and partly in cash, must lodge the forms of election with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, **no later than 4:00 p.m. on Friday, 31 October 2003**. Entitled shareholders who wish to receive

GENERAL

Application has been made to HKSE and SGX-ST for approval for the listing of, and permission to deal in, the Interim Scrip Dividend Shares. It is expected that the dividend warrants in relation to the 2003 Interim Dividend and/or share certificates with respect to the Interim Scrip Dividend Shares will be despatched at the risk of those entitled thereto on or about Tuesday, 18 November 2003. Dealings in the Interim Scrip Dividend Shares are expected to commence on the HKSE and SGX-ST on or about Wednesday, 19 November 2003 subject to the proper receipt of the share certificates with respect to the Interim Scrip Dividend Shares by the relevant shareholders of the Company.

DEFINITIONS

"2003 Interim Dividend"	the interim dividend of HK$0.06 per Share for the year ending 31 December 2003 with a scrip alternative declared by the Directors on Friday, 22 August 2003 payable on Tuesday, 18 November 2003 to the shareholders of the Company whose names were recorded on the registers of members of the Company on the Record Date;
"2003 Interim Scrip Dividend Scheme"	the scheme approved by the Directors on Friday, 22 August 2003 in relation to the 2003 Interim Dividend to offer the eligible shareholders of the Company a scrip alternative to elect to receive such dividend wholly or partly by allotment of new Shares credited as fully paid in lieu of cash;
"Company"	Shangri-La Asia Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on HKSE and SGX-ST;
"Directors"	the directors of the Company;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"HK$"	Hong Kong dollars;
"HKSE"	The Stock Exchange of Hong Kong Limited;
"Interim Scrip Dividend Shares"	new Shares to be issued under the 2003 Interim Scrip Dividend Scheme;
"Record Date"	Friday, 19 September 2003;
"SGX-ST"	Singapore Exchange Securities Trading Limited; and
"Share(s)"	ordinary share(s) of par value HK$1.00 each in the share capital of the Company.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward